EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Six Months Ended June 30, 2005
Earnings:
Income before income taxes	$971.2

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	65.5
Portion of rents representative of interest factor	20.8
Less:
Gain on equity investments	(1.7)

Income as adjusted	$1,055.8

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$65.5
Portion of rents representative of interest factor	20.8
Capitalized interest	1.3

Total fixed charges	$87.6

Preferred Dividends:
Dividends on Preference Stock	$17.2

Ratio of earnings to fixed charges	12.1

Ratio of earnings to fixed charges and preferred dividends	10.1